UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

Commission File Number:  001-33869

Star Bulk Carriers Corp.
(Translation of registrant’s name into English)

7, Fragoklisias Street, 2nd floor, Maroussi 151 25, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 20, 2008, Mr. Nobu Su resigned from the board of directors of Star Bulk Carriers Corp. (the "Company") with immediate effect.

This report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-153304) which was filed with the U.S. Securities and Exchange Commission on September 2, 2008, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Star Bulk Carriers Corp.

Dated: October 21, 2008	By:	/s/ Prokopios Tsirigakis
Name: Prokopios Tsirigakis
Title: Chief Executive Officer and President

SK 25767 0001 929879